
LEFT HAND BREWING Co.
LEFT HAND BREWING Co.
IPA
INDIA PALE ALE
HAND TO YOURS™
INDIA PALE ALE
AZACCA, GALAXY & CITRA HOPS DELIVER GRAPEFRUIT & PINE AROMAS WITH NOTES OF SWEET ORANGE & HONEYDEW.
IPA
6.6% ALC/VOL
12 FL. OZ.
6 CANS